EXHIBIT 99.1

[FOUR SEASONS LOGO]                                                         NEWS

                              FOUR SEASONS REDEEMS
                          LIQUID YIELD OPTION(TM) NOTES


SEPTEMBER 24, 2004 - TORONTO, CANADA - FOUR SEASONS HOTELS INC. (TSX SYMBOL "FSH"; NYSE SYMBOL "FS") today announced that it has redeemed all of its Liquid Yield Option(TM) Notes ("LYONs") due 2029 (Zero Coupon -- Subordinated: CUSIP 35100EAD6) on September 23, 2004 for US$328.73 cash per US$1,000 principal amount at maturity (the redemption price being the issue price plus interest that is accrued but unpaid to but excluding September 23, 2004) for an aggregate payment of US$215,450,957.

In accordance with Canadian generally accepted accounting principles, Four Seasons will allocate the consideration paid on the redemption to the liability and equity components of the LYONs based on their relative fair values at the date of redemption. Four Seasons anticipates that it will recognize a pre-tax accounting loss of approximately $14.6 million related to the debt component of the LYONs (representing the difference between the carrying value of the debt component and the relative fair value of the debt component - estimated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss will be recorded in the statement of operations of Four Seasons in its third quarter. In addition, Four Seasons anticipates that it will recognize a pre-tax accounting gain on the extinguishment of the equity component of the LYONs of approximately $8.1 million. This gain will be recognized in contributed surplus in the third quarter. The net impact on shareholders' equity from the extinguishment of the debt and equity components of the LYONs is anticipated to be a reduction of approximately $6.5 million.

All dollar amounts referred to in this news release are in Canadian dollars unless otherwise noted.

With a history spanning four decades and a portfolio that extends worldwide, Four Seasons Hotels and Resorts is the world's leading operator of luxury hotels, currently managing 64 properties in 29 countries.

This news release contains "forward-looking statements" within the meaning of federal securities laws. These statements concern anticipated future events, results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties that can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. These statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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CONTACT:   DOUGLAS L. LUDWIG
           CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
           (416) 441-4320

           BARBARA HENDERSON
           VICE PRESIDENT TAXATION AND INVESTOR RELATIONS
           (416) 441-4329